Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
October 22, 2021
CONFIDENTIAL
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
HireRight Holdings Corporation
Registration Statement on Form S-1
Submitted October 6, 2021
CIK No. 0001859285
Ladies and Gentlemen:
On behalf of our client, HireRight Holdings Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we submit in electronic form the accompanying Amendment No. 2 to the Company’s Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the initial Registration Statement on Form S-1 which was submitted with the Securities and Exchange Commission (the “Commission”) on October 6, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated October 21, 2021. The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Preliminary Estimated Financial Results for the Quarter Ended September 30, 2021, page 12

1.    Referencing footnote (b) to the table, please provide a breakdown of the items comprising the adjustment for 'Other items' of $12,380,000 for the nine months ended September 30, 2020.

Response to Comment 1

    In response to the Staff’s comment, the Company has provided a breakdown of the items comprising the adjustment for “Other Items” of $12,380,000 for the three months ended September 30, 2020. See pages 13, 80, and 81 of the Registration Statement.

2.    We reviewed the revisions made in response to comment 1. Reference is made to your disclosure of Adjusted EBTIDA service margin. Please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response to Comment 2
In response to the Staff’s comment, the Company has revised the Registration Statement to present Net Income (loss) service margin and give it equal or greater prominence than Adjusted EBITDA service margin. The Company believes that Net Income (loss) service margin is the most directly comparable GAAP measure to Adjusted EBITDA service margin. See pages 12, 23, and 77 of the Registration Statement.
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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3000.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Guy P. Abramo
HireRight GIS Group Holdings, LLC

Thomas M. Spaeth
HireRight GIS Group Holdings, LLC

David A. Curtiss, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Marc D. Jaffe
Latham & Watkins LLP

Michael Benjamin
Latham & Watkins LLP

Adam J. Gelardi
Latham & Watkins LLP
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